SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MEDOVEX CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

58504H101
(CUSIP Number)

June 18, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 5 Pages)

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Four Kids Investment Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 626,875
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 626,875
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,875
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% (based on 10,823,993 shares of common stock outstanding as of May 8, 2015)
12	TYPE OF REPORTING PERSON* OO

Item 1(a).                  Name of Issuer:

Medovex Corp., a Nevada corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

3279 Hardee Avenue
Atlanta, Georgia 30341

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Four Kids Investment Funds, LLC.

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

17582 Bocaire Way, Boca Raton, FL 33487

Item 2(c).                 Citizenship.

Florida

Item 2(d).                Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

58504H101

Item 3.                     Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned:  626,875

(b) Percent of class:  5.8% (based on 10,823,993 shares of common stock outstanding as of May 8, 2015)

 (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 626,875
(ii) Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of: 626,875
(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.                  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Four Kids Investment Funds, LLC

Date: June 18, 2015	By:	/s/Alan Honig
Alan Honig
Managing Member